		Exhibit 99(a)
Household Mortgage Loan Trust 2003-HC1

Original Principal Class A	$997,814,000.00
Number of $1,000 Class A Bonds	997,814
Original Principal Class M	$200,219,000.00
Number of $1,000 Class M Bonds	200,219
		Total 2003
Payment Date

CLASS A
Principal Payment		259,315,915.24
Class A Interest Payment		6,251,339.69

CLASS M
Principal Payment		52,033,718.97
Class M Interest Payment		1,511,379.86